Exhibit 99.4

        Oxfordshire, UK—13th November, 2002: Bookham Technology plc announces that on 13th November 2002 it received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that following the recent increase in issued share capital its interest in 21,412,316 ordinary shares in the Company now represented 10.44% of the issued share capital as a non-beneficial holding.

        Bookham Technology plc also announces that it has received notification from AMVESCAP PLC that the above holding includes the following changes to the two notifiable holdings: INVESCO Perpetual UK Growth Fund now holds 3.93% of the issued share capital and INVESCO Perpetual International Core Fund no longer has a notifiable interest in the company. Both holdings are registered in the name of Vidacos Nominees Limited.

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